Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three and
Six Months Ended June 30, 2024

TEL-AVIV, Israel, Aug. 30, 2024 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today reported the publication in Israel of financial statements for the three and six months ended June 30, 2024 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (“Ellomay Luzon Energy”).

On August 30, 2024, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended June 30, 2024 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

●	Dorad’s unaudited revenues for the three months ended June 30, 2024 – approximately NIS 659 million.

●	Dorad’s unaudited operating profit for the three months ended June 30, 2024 – approximately NIS 87.5 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. Since January 1, 2023, the months of the year are split into three seasons as follows: the summer season – the months of June, July, August and September; the winter season – the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to May, October and November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs – TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended June 30, 2024, which include the intermediate months of April and May and the summer month of June, are not indicative of full year results. In addition, due to various reasons, including the effects of the increase in the Israeli CPI impacting interest payments by Dorad on its credit facility, the results included herein may not be indicative of second quarter results in the future or comparable to second quarter results in the past.

The financial statements of Dorad include a note concerning the war situation in Israel, which commenced on October 7, 2023, stating that Dorad estimated, based on the information it had as of August 15, 2024 (the date of approval of Dorad’s financial statements as of June 30, 2024), that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Dorad further notes that as this event is not under the control of Dorad, and factors such as the continuation of the war and hostilities or their cessation may affect Dorad’s assessments, as of the date of the financial statements, Dorad is unable to assess the extent of the impact of the war on its business activities and on its medium and long-term results. Dorad continues to regularly monitor the developments and is examining the effects on its operations and the value of its assets.

A translation of the financial results for Dorad as of and for the year ended December 31, 2023 and as of and for each of the three and six month periods ended June 30, 2024 and 2023 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of photovoltaic power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol, which is 51% owned by the Company) and approximately 9.95 MW of photovoltaic power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	A photovoltaic plant with installed capacity of approximately 10 MW in the Lazio Region, Italy that is ready for connection to the grid;

●	Ellomay Solar Italy Ten SRL that is construction a photovoltaic plant (18 MW) in Italy;

●	Ellomay Solar Italy Four SRL (15.06 MW), Ellomay Solar Italy Five SRL (87.2 MW), Ellomay Solar Italy Seven SRL (54.77 MW), Ellomay Solar Italy Nine SRL (8 MW) and Ellomay Solar Italy Fifteen SRL (10 MW) that are developing photovoltaic projects in Italy that have reached “ready to build” status; and

●	Fairfield Solar Project, LLC (13.44 MW), Malakoff Solar I, LLC (6.96 MW) and Malakoff Solar II, LLC (6.96 MW), that are constructing photovoltaic plants and Mexia Solar I, LLC (5.6 MW), Mexia Solar II, LLC (5.6 MW), and Talco Solar, LLC (10.3 MW), that are developing photovoltaic projects that have reached “ready to build” status, all in the Dallas Metropolitan area, Texas.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities and political and economic conditions generally in Israel, regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Dorad Energy Ltd.

Interim Condensed Statements of Financial Position

	June 30	June 30	December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	218,067	176,779	219,246
Trade receivables and accrued income	316,374	242,670	211,866
Other receivables	50,867	14,181	12,095
Financial derivatives	2,785	4,431	-
Total current assets	588,093	438,061	443,207

Non-current assets
Restricted deposit	526,392	537,337	522,319
Prepaid expenses	29,043	31,074	30,053
Fixed assets	3,017,054	3,173,760	3,106,550
Intangible assets	8,114	7,765	7,653
Right of use assets	54,403	56,886	55,390
Total non-current assets	3,635,006	3,806,822	3,721,965

Total assets	4,223,099	4,244,883	4,165,172

Current liabilities
Current maturities of loans from banks	308,069	293,414	299,203
Current maturities of lease liabilities	4,870	4,749	4,787
Trade payables	236,691	172,233	166,089
Other payables	10,005	12,710	31,446
Total current liabilities	559,635	483,106	501,525

Non-current liabilities
Loans from banks	1,874,385	2,115,016	1,995,909
Other Long-term liabilities	10,826	14,975	12,943
Long-term lease liabilities	49,023	51,032	47,618
Provision for dismantling and restoration	36,002	50,000	38,985
Deferred tax liabilities	306,840	237,126	278,095
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,277,236	2,468,309	2,373,710

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	740,270	647,510	643,979
Total equity	1,386,228	1,293,468	1,289,937

Total liabilities and equity	4,223,099	4,244,883	4,165,172

Dorad Energy Ltd.

Interim Condensed Statements of Income

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	1,269,902	1,254,471	659,020	606,155	2,722,396

Operating costs of the Power Plant

Energy costs	290,785	261,490	159,701	137,416	583,112
Electricity purchase and
infrastructure services	567,671	592,821	304,480	275,659	1,244,646
Depreciation and
amortization	115,719	118,864	60,205	62,518	242,104
Other operating costs	82,766	80,718	40,297	46,547	186,024

Total operating costs of Power Plant	1,056,941	1,053,893	564,683	522,140	2,255,886

Profit from operating the Power Plant	212,961	200,578	94,337	84,015	466,510

General and administrative expenses	16,727	14,093	6,853	7,499	27,668
Other income	-	-	-	-	39

Operating profit	196,234	186,485	87,484	76,516	438,881

Financing income	31,884	36,190	19,005	16,968	45,286
Financing expenses	103,082	125,719	66,686	66,638	209,773

Financing expenses, net	71,198	89,529	47,681	49,670	164,487

Profit before taxes on income	125,036	96,956	39,803	26,846	274,394

Tax on Income	28,745	22,110	9,149	5,969	63,079

Profit for the period	96,291	74,846	30,654	20,877	211,315

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the six months ended June 30, 2024 (Unaudited)

Balance as at January 1, 2024 (Audited)	11	642,199	3,748	643,979	1,289,937

Net profit for the period	-	-	-	96,291	96,291

Balance as at June 30, 2024 (Unaudited)	11	642,199	3,748	740,270	1,386,228
For the six months ended June 30, 2023 (Unaudited)

Balance as at January 1, 2023 (Audited)	11	642,199	3,748	572,664	1,218,622

Net profit for the period	-	-	-	74,846	74,846

Balance as at June 30, 2023 (Unaudited)	11	642,199	3,748	647,510	1,293,468
For the three months ended June 30, 2024 (Unaudited)

Balance as at April 1, 2024 (Unaudited)	11	642,199	3,748	709,616	1,355,574

Net profit for the period	-	-	-	30,654	30,654

Balance as at June 30, 2024 (Unaudited)	11	642,199	3,748	740,270	1,386,228
For the three months ended June 30, 2023 (Unaudited)

Balance as at April 1, 2023 (Unaudited)	11	642,199	3,748	626,633	1,272,591

Net profit for the period	-	-	-	20,877	20,877

Balance as at June 30, 2023 (Unaudited)	11	642,199	3,748	647,510	1,293,468

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders’ Equity (cont’d)

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2023 (Audited)

Balance as at January 1, 2023 (Audited)	11	642,199	3,748	572,664	1,218,622

Dividend distributed	-	-	-	(140,000)	(140,000)
Net profit for the year	-	-	-	211,315	211,315

Balance as at December 31, 2023 (Audited)	11	642,199	3,748	643,979	1,289,937

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Net cash flows from operating activities:
Profit for the period	96,291	74,846	30,654	20,877	211,315
Adjustments:
Depreciation and amortization and fuel consumption	122,342	119,486	62,964	62,695	245,566
Taxes on income	28,745	22,110	9,149	5,969	63,079
Financing expenses, net	71,198	89,529	47,681	49,670	164,487
	222,285	231,125	119,794	118,334	473,132

Change in trade receivables	(104,508)	(4,089)	(135,191)	(57,981)	26,715
Change in other receivables	(43,921)	18,628	(39,428)	5,043	20,714
Change in trade payables	58,122	(78,308)	67,028	(10,795)	(115,976)
Change in other payables	(3,942)	1,271	(9,896)	(6,504)	2,507
Change in other long-term liabilities	(2,117)	(2,554)	(736)	(951)	(4,586)
	(96,366)	(65,052)	(118,223)	(71,188)	(70,626)

Net cash flows from operating activities	222,210	240,919	32,225	68,023	613,821

Cash flows from (used in) investing activities
Proceeds from (investment in) settlement of financial derivatives	(1,050)	3,074	346	1,902	8,884
Insurance proceeds in respect of damage to fixed asset	5,148	-	2,411	-	-
Decrease in long- term restricted deposits	17,500	-	-	-	40,887
Investment in fixed assets	(32,136)	(36,157)	(15,067)	(21,945)	(102,082)
Investment in intangible assets	(1,469)	(2,317)	(1,057)	(1,500)	(3,162)
Interest received	19,578	13,796	10,020	7,772	33,501
Net cash flows from (used in) investing activities	7,571	(21,604)	(3,347)	(13,771)	(21,972)

Net cash flows from financing activities:
Repayment of lease liability principal	(218)	(212)	(119)	(113)	(4,817)
Repayment of loans from banks	(141,966)	(130,987)	(141,966)	(130,987)	(253,382)
Dividends paid	(17,500)	-	-	-	(122,500)
Interest paid	(72,755)	(76,985)	(72,559)	(76,835)	(151,220)
Net cash flows used in financing activities	(232,439)	(208,184)	(214,644)	(207,935)	(531,919)

Net increase (decrease) in cash and cash equivalents for the period	(2,658)	11,131	(185,766)	(153,683)	59,930

Effect of exchange rate fluctuations on cash and cash equivalents	1,479	14,167	4,237	6,579	7,835
Cash and cash equivalents at beginning of period	219,246	151,481	399,596	323,883	151,481
Cash and cash equivalents at end of period	218,067	176,779	218,067	176,779	219,246